EXHIBIT 4.3

                               FORM OF TAX NOTICE
                         FOR AWARDS OF RESTRICTED STOCK

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                    TAX NOTICE FOR AWARDS OF RESTRICTED STOCK


         The awards granted under the Guaranty Federal Bancshares, Inc. 2000 Stock Compensation Plan (the "Plan") will be in the form of Common Stock which shall vest in five installments at the rate of 20% of such shares per installment. Taxable compensation equal to the fair market value of the Common Stock at the date of vesting of each such stock award will be recognized by each participant in the Plan.

         Federal Tax Consequences of Awards.
         -----------------------------------

         1. Stock awarded under the Plan is generally taxable to the participant at the time that such awards become 100% vested and non-forfeitable, based upon the fair market value of such stock at the time of such vesting. Therefore, the vesting of stock as of February 17, 2001, and annually thereafter, constitutes an tax event.

         2. A participant may make an election pursuant to Section 83(b) of the Internal Revenue Code ("Code") within 30 days of the date of the transfer of an award to elect to include in gross income for the current taxable year the fair market value of such stock as of the date of the transfer of an award. Such election must be filed with the Internal Revenue Service within 30 days of the date of the transfer of the stock award. Therefore, such an election may be filed for stock awards to vest at a future date.

         3. Tax withholding obligations related to stock awards that vest may be satisfied by the participant paying the Bank (by check) an amount sufficient to satisfy applicable withholding taxes.

         For example, suppose that an employee was scheduled to vest in 1,000 shares having a fair market value equal to $20 per share ($20,000 in the aggregate). Assuming the employee's liability for withholding and employment taxes totaled 45% of the ordinary income being recognized, the amount necessary to pay such taxes would be 45% of $20,000 or $9,000. The employee will pay the Bank $9,000. The employee would recognize $20,000 of ordinary income.

         For individuals who are subject to the short-swing profit rule imposed under Section 16 of the Securities Exchange Act of 1934, if shares are withheld in satisfaction of the withholding taxes then such withholding should be reported on a Form 4 or 5 to be filed with the SEC.